

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE





05004397

February 10, 2005

Alan D. Schnitzer
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017-3954

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/10/2005

Re: The St. Paul Travelers Companies, Inc.
Incoming letter dated January 21, 2005

Dear Mr. Schnitzer:

This is in response to your letter dated January 21, 2005 concerning the shareholder proposal submitted to St. Paul Travelers by John F. Gray. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.



Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: John F. Gray
945 Locust Lane
Cincinnati, OH 45245


PROCESSED
FEB 24 2005
THOMSON
FINANCIAL

86312

SIMPSON THACHER & BARTLETT LLP
425 LEXINGTON AVENUE
NEW YORK, N.Y. 10017-3954
(212) 455-2000

FACSIMILE: (212) 455-2502

DIRECT DIAL NUMBER

E-MAIL ADDRESS

(212) 455-2961

aschnitzer@stblaw.com

VIA FEDERAL EXPRESS

January 21, 2005

Re: The St. Paul Travelers Companies, Inc./Rule 14a-8 of the Securities Exchange Act of 1934, as amended
Exclusion of Shareholder Proposal submitted by John F. Gray

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Ladies and Gentlemen:

On behalf of our client, The St. Paul Travelers Companies, Inc., a Minnesota corporation (the "Company"), we are filing this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, to notify the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude a shareholder proposal (the "Proposal") submitted by Mr. John F. Gray (the "Proponent") from its proxy materials for its 2005 annual meeting of shareholders (the "Annual Meeting"). The Company respectfully requests that the Division of Corporation Finance (the "Staff") not recommend to the Commission that any enforcement action be taken if the Company excludes the Proposal from its proxy statement for the Annual Meeting for the reasons set forth below. In addition, the Company expects to file its definitive proxy materials for the Annual Meeting with the Commission on or about March 18, 2005. Accordingly, as discussed below, because of the timing of the Proponent's receipt of the Company's response letter and the desire of the Company to give the Proponent sufficient time to remedy the deficiencies of his proposal, the Company respectfully requests that the Staff waive the requirement under Rule 14a-8(j)(1) that this letter be submitted at least 80 calendar days before the date of the Company's filing of its definitive proxy materials with the Commission. In order to allow the Company to complete its mailing of its 2005 proxy materials in a timely fashion, we would appreciate receiving your response as soon as practicable.

As more fully set forth below, the Company believes that the Proposal is excludable from the Company's 2005 proxy materials because the Proponent failed to satisfy the eligibility requirements under Rule 14a-8(b) and Rule 14a-8(f) by (1) failing to submit evidence of ownership of the requisite amount of securities within 14 days of being notified by the

Company of the procedural and eligibility deficiencies in the Proposal and (2) failing to submit a written statement that he intends to hold his securities in the Company through the date of the Annual Meeting, despite being notified of the requirement.

BACKGROUND

The Company received the Proponent's initial submission on November 29, 2004 by certified mail. A copy of the Proponent's letter is attached as Exhibit A. The Proponent's letter failed to include any evidence of his ownership of the requisite amount of the shares of the Company's common stock or any statement of the Proponent's intent to hold his securities through the date of the Annual Meeting.

By letter dated December 7, 2004, the Company informed the Proponent that he needed to cure (within 14 days of his receipt of the Company's letter) the procedural and eligibility deficiencies in his submission by providing: (1) information proving that he has held, for at least one year prior to the date of his submission, shares of the Company's common stock having at least $2,000 of market value or 1% of the outstanding shares of the Company's common stock as required by Rule 14a-8(b); and (2) a written statement that he intends to continue to hold such shares of common stock through the date of the Annual Meeting as required by Rule 14a-8(b). In addition, the Company included, with its letter, a copy of Rule 14a-8. A copy of the Company's December 7, 2004 correspondence is attached hereto as Exhibit B. The Company's letter was received by the Proponent on December 14, 2004, as evidenced by the copy of the certified mail receipt attached hereto as Exhibit C.

The Company's records do not list the Proponent as a registered holder of shares of the Company's common stock to satisfy the eligibility requirements of Rule 14a-8(b).

To date, the Company has received no response from the Proponent to its December 7, 2004 letter.

DISCUSSION

Rule 14a-8 generally requires public companies to include in their proxy materials proposals submitted by shareholders that meet certain eligibility requirements and comply with certain procedures governing the submission of their proposals.

Under Rule 14a-8(b)(1), in order to be eligible to submit a shareholder proposal, a shareholder must be the record or beneficial owner of at least $2,000 in market value, or 1%, of the registrant's stock at the time the proposal is submitted, must have owned these shares for at least one year prior to submitting the proposal and must continue to hold these shares through the date of the shareholder meeting at which the proposal is to be considered. In addition, a proponent is required under Rule 14a-8(b)(2) to provide the company with a written statement that the proponent intends to hold his or her securities through the date of the relevant shareholder meeting.

The Staff has on numerous occasions permitted the omission of a shareholder proposal from proxy materials where the proponent has failed to provide documentary support sufficiently evidencing that the proponent has satisfied the minimum ownership requirement continuously for the one-year period required by Rule 14a-8(b). See e.g., *Motorola, Inc.* (January 10, 2005), *Johnson & Johnson* (January 3, 2005) and *Agilent Technologies* (November 19, 2004). In accordance with Rule 14a-8(f), on December 7, 2004, the Company informed the Proponent that he was not a registered holder of shares of the Company's common stock to satisfy the eligibility requirements of Rule 14a-8(b). The Company also sent to the Proponent a copy of, and directed him to, Rule 14a-8(b), which provides guidance on means to provide evidence of the requisite stock ownership. To date, the Proponent has not provided any evidence of his ownership of the requisite amount of the Company's common stock. Given the foregoing, the Proposal may be excluded from the Company's proxy materials under Rule 14a-8(b)(1), because the Proponent failed to submit written evidence of his ownership of the requisite amount of the Company's common stock even after he was specifically informed of his obligation to do so by the Company as required by Rule 14a-8(f).

Additionally, the Staff has on numerous occasions permitted the omission of a shareholder proposal from proxy materials where, as here, the proponent failed to provide written notification to the company of his or her intent to hold the company's stock through the date of the annual meeting. See, e.g., *The Coca-Cola Co.* (December 27, 2002), *The Coca-Cola Co.* (January 22, 2001) and *New Jersey Resources Corp.* (December 3, 1997). Consistent with this Staff position, the Company believes that the Proposal may be excluded from the Company's proxy materials under Rule 14a-8(b)(2) because the Proponent failed to submit any such written notification, even after he was specifically informed of his obligation to do so by the Company as required by Rule 14a-8(f).

The Company also respectfully requests that the Staff waive the requirement under Rule 14a-8(j)(1) that the Company file its reasons for excluding the Proposal no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. Rule 14a-8(j)(1) provides that the Staff may permit the Company to seek relief from the 80-day deadline upon showing that good cause exists for missing the deadline. As discussed above, although the Company submitted its response letter to the Proponent on December 7, 2004, the Proponent did not receive the letter until December 14, 2004, at which point the Proponent had 14 days under Rule 14a-8(f) to respond to the Company's letter, i.e., until December 28, 2004. In order for the Company to have complied with the 80-day requirement, a copy of this letter would have to have been filed with the Commission on December 28, 2004. Pursuant to Rule 14a-8(f)(1), however, the Proponent could have met the requirement by having his response postmarked on December 28, 2004, in which case the Company would not have received the response until after December 28, 2004.

The Company believes that the lapse of time between the date of the Proponent's receipt of the Company's response letter (December 14, 2004) and the date of this letter (January 21, 2005) was reasonable based on the Company's need to confirm that the Proponent was not able to remedy the deficiencies of his proposal, especially given the holiday mail schedule. Accordingly, the Company requests that the Staff waive the 80-day requirement for the

Company to have filed this letter, to the extent necessary for this letter to be considered to have been timely filed under Rule 14a-8(j)(1). The Staff previously has granted waivers under the 80-day requirement of Rule 14a-8(j)(1) in numerous similar circumstances. See, e.g., *Lone Star Steakhouse & Saloon, Inc.* (March 22, 2002), *Andrew Corporation* (October 15, 1998) and *United Parcel Services* (February 19, 1998).

The Company is aware that in some circumstances a shortening of the 80-day period may limit the time available for the Staff to consider complicated issues. The Company respectfully submits that this case does not present such issues, since the proposal may be excluded for the Proponent's failure to comply with the plain requirements of the proxy rules.

CONCLUSION

For the foregoing reasons, the Company has determined to exclude the Proposal from the Company's proxy materials for the Annual Meeting.

In accordance with Rule 14a-8(j), six copies of this letter and its attachments are enclosed. By copy of this letter, the Company is simultaneously providing a copy of this submission to the Proponent. We request that you acknowledge receipt of this letter and the enclosures by stamping and returning the enclosed additional copy of the cover page of this letter using the enclosed, self-addressed stamped envelope.

If you have any questions regarding this matter or require additional information, please feel free to call the undersigned at (212) 455-2961 or Bruce A. Backberg, Senior Vice President and Corporate Secretary of the Company, at (651) 310-7916.

Sincerely,



Alan D. Schnitzer

Enclosures: six copies of this letter, including exhibits

cc: John F. Gray

Bruce A. Backberg
Senior Vice President and Corporate Secretary,
The St. Paul Travelers Companies, Inc.

EXHIBIT A

945 Locust Lane
Cincinnati, Ohio 45245
November 24, 2004

Corporate Secretary
385 Washington Street
St. Paul, MN 55102

In accordance with the provisions of the corporation as identified in the 2004 proxy statement, I am enclosing the following shareholder proposal to be included in the 2005 Annual Meeting Proxy and for consideration at the 2005 Annual Meeting.

Sincerely,



John F. Gray

Shareholder Proposal

Prohibits the corporation from all participation, directly and indirectly, in political activity regarding candidate or issue elections.

Permits the corporation to provide information to elected officials, shareholders, employees, and the public in general regarding policies and how the corporations operations are affected.

The prohibited activities include all activities designed to influence the outcome of an election (hereafter referenced as "election advocacy"). Specific examples include but are not limited to:

- Donations or assistance to candidates or issue election campaigns.
- Donations to PACS or other organizations or associations, which engage in election advocacy.
- In-kind promotion or assistance of any kind on behalf of candidates or issues that is designed to affect the outcome of an election.
- Assistance to or membership in any organizations or associations that provide monetary, in kind, or independent election advocacy.
- Assistance to or membership in any organizations or associations which may engage in advocacy but which do not provide full disclosure of its activities and participants.
- Dissemination in any form of any election advocacy information within 120 days of an election.

The corporation will fully disclose to shareholders all such participation in which it has engaged for the past 10 years.

In 2004, St. Paul Travelers is identified as having contributed $50,000 to an election advocacy group identified as Citizens For A Strong Ohio. Citizens For a Strong Ohio (hereafter referenced as "Citizens") participated in deceptive advocacy activities of questionable legality with respect to the election of Ohio Supreme Court Justices. St. Paul Travelers may have participated in similar activities in prior years. Citizens continues to resist legal orders requiring disclosure of previous contributors.

Through support of Citizens For A Strong Ohio, St. Paul Travelers has participated in activities of questionable legality and ethics including the following:

- Advocated the election or rejection of Ohio Supreme Court candidates through media advertising. Citizens attempts to exploit a loophole in corporation electioneering prohibitions by not using the word "vote" in their advertisements. The advertisements however discuss the candidates, the office, and related issues, are broadcast only during the 120 day period prior to the election, and are clearly recognized by any viewer or listener as a political election advocacy ad.
- Citizens intentionally deceived voters by identifying themselves as "Citizens" when in fact all contributors are corporations or associations of corporations.

- Citizens intentionally deceived voters by claiming Doctors were leaving Ohio because of excessive lawsuits. In fact, the Cincinnati Enquirer reports the number of Doctors registered to practice in Ohio has continued to grow.

By supporting Citizens For A Strong Ohio, St. Paul Travelers:

- Exposes the corporation and shareholders to legal liability should these questionable practices be ruled illegal. Complaints have been filed with appropriate government agencies challenging these activities.
- Exposes the corporation and shareholders to adverse publicity regarding unethical and / or illegal activities.
- Violates the intent of the United States and Ohio Constitutions which prohibit corporate involvement in political activities.
- Adversely affected the educational system of Ohio and Ohio's economy through election of Supreme Court Justices who are not expected to enforce directives for Ohio to correct its unconstitutional system of funding public schools. The refusal of Ohio's government to fix this unconstitutional system is increasingly cited as contributing to the loss of skilled professionals to other states and the decline in the state's economy.
- Misused corporate assets to advocate positions contrary to the wishes and best interests of the corporation's individual shareholders.

This proposal refocuses the corporate management on the operations of the corporation and enforces the intent of the Ohio and United States Constitution to prevent corporate political influence.

EXHIBIT B



St. Paul Travelers
385 Washington Street
St. Paul, MN 55102-1396
651-310-7911 TEL
www.stpaultravelers.com

VIA CERTIFIED MAIL

December 7, 2004

John F. Gray
945 Locust Lane
Cincinnati, Ohio 45245

Dear Mr. Gray:

The St. Paul Travelers Companies, Inc. (the "Company") received a copy of your letter dated November 24, 2004 on or about November 26, 2004, a copy of which is attached.

The Company would like to inform you, pursuant to Rule 14a-8(f) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), of the following procedural and eligibility deficiencies in your letter:

1. You did not include any information to prove that you have continuously held, for at least one year prior to the date you submitted your proposal, shares of the Company's common stock having at least $2,000 in market value or 1% of the Company's common stock, as required by Rule 14a-8(b) under the Exchange Act. Our records do not list you as a registered holder of shares of the Company's common stock. Since you are not a registered holder of a sufficient number of shares, Rule 14a-8(b)(2), a copy of which is attached, tells you how to prove your eligibility to submit a proposal (for example, if your shares are held indirectly through your broker or bank). Specifically, Rule 14a-8(b)(2) provides that you can submit proof through:

- a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you had continuously held the required amount of the Company's common stock for at least one year; or

- a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins.

2. You did not include a statement that you intend to continue to hold such shares of the Company's common stock through the date of the 2005 Annual Meeting of Shareholders, as required by Rule 14a-8(b)(2).

3. The written materials you submitted exceed 500 words. Pursuant to Rule 14a-8(d), any shareholder proposal, including any accompanying supporting statement, may not exceed 500 words.

The foregoing must be corrected and the requested information furnished to us electronically or by mail. The information must be transmitted electronically or postmarked no later than 14 calendar days from the date you receive this letter of notification. If you fail to provide a timely response, this would provide grounds for the Company to exclude your proposal from our proxy materials. For your reference, we have attached a copy of Rule 14a-8 of the Exchange Act. To transmit your reply electronically, please reply to my attention at the following fax number: (651) 310-6995 or by e-mail to BBACKBER@stpaultravelers.com. To reply by mail, please reply to my attention at The St Paul Travelers Companies, Inc., 385 Washington Street, Mailcode 515A, St. Paul, Minnesota 55102.

Please contact me at (651) 310-7916 should you have any questions. We appreciate your interest in the Company.

Sincerely,



Bruce A. Backberg
Senior Vice President and Corporate Secretary

Enclosures

cc: Alan D. Schnitzer
Simpson Thacher & Bartlett LLP

945 Locust Lane
Cincinnati, Ohio 45245
November 24, 2004

Corporate Secretary
385 Washington Street
St. Paul, MN 55102

In accordance with the provisions of the corporation as identified in the 2004 proxy statement, I am enclosing the following shareholder proposal to be included in the 2005 Annual Meeting Proxy and for consideration at the 2005 Annual Meeting.

Sincerely,



John P. Gray

Shareholder Proposal

Prohibits the corporation from all participation, directly and indirectly, in political activity regarding candidate or issue elections.

Permits the corporation to provide information to elected officials, shareholders, employees, and the public in general regarding policies and how the corporations operations are affected.

The prohibited activities include all activities designed to influence the outcome of an election (hereafter referenced as "election advocacy"). Specific examples include but are not limited to:

- Donations or assistance to candidates or issue election campaigns.
- Donations to PACS or other organizations or associations, which engage in election advocacy.
- In-kind promotion or assistance of any kind on behalf of candidates or issues that is designed to affect the outcome of an election.
- Assistance to or membership in any organizations or associations that provide monetary, in kind, or independent election advocacy.
- Assistance to or membership in any organizations or associations which may engage in advocacy but which do not provide full disclosure of its activities and participants.
- Dissemination in any form of any election advocacy information within 120 days of an election.

The corporation will fully disclose to shareholders all such participation in which it has engaged for the past 10 years.

In 2004, St. Paul Travelers is identified as having contributed $50,000 to an election advocacy group identified as Citizens For A Strong Ohio. Citizens For a Strong Ohio (hereafter referenced as "Citizens") participated in deceptive advocacy activities of questionable legality with respect to the election of Ohio Supreme Court Justices. St. Paul Travelers may have participated in similar activities in prior years. Citizens continues to resist legal orders requiring disclosure of previous contributors.

Through support of Citizens For A Strong Ohio, St. Paul Travelers has participated in activities of questionable legality and ethics including the following:

- Advocated the election or rejection of Ohio Supreme Court candidates through media advertising. Citizens attempts to exploit a loophole in corporation electioneering prohibitions by not using the word "vote" in their advertisements. The advertisements however discuss the candidates, the office, and related issues, are broadcast only during the 120 day period prior to the election, and are clearly recognized by any viewer or listener as a political election advocacy ad.
- Citizens intentionally deceived voters by identifying themselves as "Citizens" when in fact all contributors are corporations or associations of corporations.

- Citizens intentionally deceived voters by claiming Doctors were leaving Ohio because of excessive lawsuits. In fact, the Cincinnati Enquirer reports the number of Doctors registered to practice in Ohio has continued to grow.

By supporting Citizens For A Strong Ohio, St. Paul Travelers:

- Exposes the corporation and shareholders to legal liability should these questionable practices be ruled illegal. Complaints have been filed with appropriate government agencies challenging these activities.
- Exposes the corporation and shareholders to adverse publicity regarding unethical and / or illegal activities.
- Violates the intent of the United States and Ohio Constitutions which prohibit corporate involvement in political activities.
- Adversely affected the educational system of Ohio and Ohio's economy through election of Supreme Court Justices who are not expected to enforce directives for Ohio to correct its unconstitutional system of funding public schools. The refusal of Ohio's government to fix this unconstitutional system is increasingly cited as contributing to the loss of skilled professionals to other states and the decline in the state's economy.
- Misused corporate assets to advocate positions contrary to the wishes and best interests of the corporation's individual shareholders.

This proposal refocuses the corporate management on the operations of the corporation and enforces the intent of the Ohio and United States Constitution to prevent corporate political influence.

(d) The security holder shall not use the information furnished by the registrant pursuant to paragraph (a)(2)(ii) of this section for any purpose other than to solicit security holders with respect to the same meeting or action by consent or authorization for which the registrant is soliciting or intends to solicit or to communicate with security holders with respect to a solicitation commenced by the registrant; or disclose such information to any person other than an employee, agent, or beneficial owner for whom a request was made to the extent necessary to effectuate the communication or solicitation. The security holder shall return the information provided pursuant to paragraph (a)(2)(ii) of this section and shall not retain any copies thereof or of any information derived from such information after the termination of the solicitation.

(e) The security holder shall reimburse the reasonable expenses incurred by the registrant in performing the acts requested pursuant to paragraph (a) of this section.

1. Reasonably prompt methods of distribution to security holders may be used instead of mailing. If an alternative distribution method is chosen, the costs of that method should be considered where necessary rather than the costs of mailing.

2. When providing the information required by Exchange Act Rule 14a-7(a)(1)(ii), if the registrant has received affirmative written or implied consent to delivery of a single copy of proxy materials to a shared address in accordance with Exchange Act Rule 14a-3(e)(1), it shall exclude from the number of record holders those to whom it does not have to deliver a separate proxy statement.

Rule 14a-8. Shareholder Proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 under the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more

than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this Rule 14a-8?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) ***Improper Under State Law:*** If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) ***Violation of Law:*** If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) ***Violation of Proxy Rules:*** If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) ***Personal Grievance; Special Interest:*** If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) ***Relevance:*** If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) ***Absence of Power/Authority:*** If the company would lack the power or authority to implement the proposal;

(7) ***Management Functions:*** If the proposal deals with a matter relating to the company's ordinary business operations;

(8) ***Relates to Election:*** If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) ***Conflicts with Company's Proposal:*** If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

A company's submission to the Commission under this Rule 14a-8 should specify the points of conflict with the company's proposal.

(10) ***Substantially Implemented:*** If the company has already substantially implemented the proposal;

(11) ***Duplication:*** If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) ***Resubmissions:*** If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific Amount of Dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal with its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before it files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Rule 14a-9. False or Misleading Statements.

(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

(b) The fact that a proxy statement, form of proxy or other soliciting material has been filed with or examined by the Commission shall not be deemed a finding by the Commission that such material is accurate or complete or not false or misleading, or that the Commission has passed upon the merits of or approved any statement contained therein or any matter to be acted upon by security holders. No representation contrary to the foregoing shall be made.

The following are some examples of what, depending upon particular facts and circumstances, may be misleading within the meaning of this rule:

(a) Predictions as to specific future market values.

(b) Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation.

(c) Failure to so identify a proxy statement, form of proxy and other soliciting material as to clearly distinguish it from the soliciting material of any other person or persons soliciting for the same meeting or subject matter.

(d) Claims made prior to a meeting regarding the results of a solicitation.

Rule 14a-10. Prohibition of Certain Solicitations.

No person making a solicitation which is subject to Rules 14a-1 to 14a-10 shall solicit:

EXHIBIT C

2. Article Number



7100 5570 4605 4092 9655

A. Received by (Please Print Clearly) JOHN GRAY

B. Date of Delivery 12/14/04

C. Signature

X

☐ Agent
☐ Addressee

D. Is delivery address different from item 1? ☐ Yes
If YES, enter delivery address below: ☐ No

3. Service Type CERTIFIED MAIL

4. Restricted Delivery? (Extra Fee) ☐ Yes

1. Article Addressed to:



USPS - 45255
DEC 14 2004
ANDERSON HOLLOW BRANCH CINCINNATI

JOHN F GRAY
945 LOCUST LN
CINCINNATI, OH

Reference Information
515 BACKBERG

PS Form 3811, July 2001 Domestic Return Receipt

UNITED STATES POSTAL SERVICE



CINCINNATI OH
PM
14
2004



First-Class Mail
Postage & Fees Paid
USPS
Permit No. G-10

● PRINT YOUR NAME, ADDRESS AND ZIP CODE BELOW ●

ST PAUL TRAVELERS
MAIL OPR MC 5LLA
385 WASHINGTON ST
SAINT PAUL MN 55102-1309

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 10, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The St. Paul Travelers Companies, Inc.
Incoming letter dated January 21, 2005

The proposal relates to political activity.

There appears to be some basis for your view that St. Paul Travelers may exclude the proposal under rule 14a-8(f). We note that the proponent appears not to have responded to St. Paul Travelers' request for documentary support indicating that he has satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if St. Paul Travelers omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

We note that St. Paul Travelers did not file its statement of objections to including the proposal in its proxy materials at least 80 days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we do not waive the 80-day requirement.

Sincerely,



Robyn Manos
Special Counsel